UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No.:	001-13259
CUSIP No.:	902974 10 4

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K
[ X ]	Form 10-Q	[ ]	Form N-SAR

     For Period Ended: September 30, 2002

     [   ]  Transition Report on Form 10-K

     [   ]  Transition Report on Form 20-F

     [   ]  Transition Report on Form 11-K

     [   ]  Transition Report on Form 10-Q

     [   ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     U S Liquids Inc.

Full Name of Registrant

Former Name if Applicable

     411 N. Sam Houston Parkway East, Suite 400

Address of Principal Executive Office (Street and Number)

     Houston, Texas 77060-3545

City, State and Zip Code

PART II — Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

During the third quarter of 2002, the Registrant employed a new executive management team. In addition, the Registrant recently completed a disposition of assets and is in the process of finalizing an amendment to its revolving credit facility. As a result of the management transition and the other events described above, the quarterly report on Form 10-Q could not be filed within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that its quarterly report on Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

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Cary M. Grossman	(281)	272-4500

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes  /   / No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes  /   / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, the Registrant anticipates reporting a net loss of $50.2 million, or $(3.12) per share, for the three months ended September 30, 2002 compared to net income of $3.4 million, or $0.20 per share, for the three months ended September 30, 2001. For the nine months ended September 30, 2002, the Registrant anticipates reporting a net loss of $136.0 million, or $(8.46) per share, compared to net income of $8.9 million, or $0.53 per share, for the nine months ended September 30, 2001. Results for the three-month period and the nine-month period ended September 30, 2002 were negatively impacted by, among other things, impairment charges taken pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” of $51.0 million and $142.0 million, respectively.

U S Liquids Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2002	By:	/s/ Cary M. Grossman

Cary M. Grossman, Chief Financial Officer

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